UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TopScore LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 18, 2018

Physical address of issuer
957 Flemington St., Pittsburgh PA 15217

Website of issuer
http://www.usetopscore.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
13,406

Price (or method for determining price)
$1.8648

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000

Deadline to reach the target offering amount
October 19, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$107,350	$54,212
Cash & Cash Equivalents	$106,910	$14,620
Accounts Receivable	$0	$39,152
Short-term Debt	$99,848	$53,056
Long-term Debt	$177,448	$15,600
Revenues/Sales	$600,544	$384,321
Cost of Goods Sold	$239,689	$98,613
Taxes Paid	$0	$0
Net Income	$(176,351)	$(71,391)

The above reflects the consolidated financials of TopScore LLC and its subsidiary Flickswitch Europe SAS.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 17, 2018

TopScore LLC



Up to $535,000 of Preferred Stock

TopScore LLC ("TopScore", the "Company," "we," "us", or "our"), is offering up to $535,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 19, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 19, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $535,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 19, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.usetopscore.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company was 9 days late on filing the 2017 annual report. Otherwise, neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/topscore

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TopScore LLC is a Delaware Limited Liability Company, formed on January 18, 2018. Prior to incorporating as TopScore LLC, the Company previously operated as a Pennsylvania LLC under the name FlickSwitch LLC. Flickswitch LLC was formed on January 1, 2011 and reincorporated in Delaware as a Limited Liability Company on January 18, 2018. In addition, the Company has a French subsidiary, Flickswitch Europe SAS, which was formed on December 17, 2016. The Company is a société à responsabilité limitée, and is wholly owned by FlickSwitch LLC.

The Company is located at 957 Flemington St., Pittsburgh PA 15217.

The Company's website is http://www.usetopscore.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/topscore and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$535,000
Purchase price per Security	$1.8648
Minimum investment amount per investor	$1,000
Offering deadline	October 19, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9, 12, and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

TopScore's business model is subject to seasonality as a result of the sports segments that it serves. Given the different times of year that basketball, ultimate frisbee, and rugby are played, registration rates and user conversion are varied. Cyclical and seasonal fluctuations in the economy, in internet usage, and in sports registrations may have an effect on their business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

TopScore has no significant intellectual property, and there are low barriers to entry in the market. The Company may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

TopScore has seen declining gross margins from 2016 to 2017. Management argues this is down to divergent growth rates between higher margin Saas revenues and payment processing revenues. The company's projections show that this trend is expected to continue into 2018, further decreasing margin. As the company grows it will also see an increase in server costs. The company will need to address and renegotiate contracts in order to maintain margin as it grows.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The SportTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The company has a limited runway at current burn, and if the round is unsuccessful, limited cash may affect its ability to operate. The Company currently has only $64,702 in cash balances as of July 31, 2018. This equates to 5 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

TopScore's revenue is primarily driven by one sport's segment. A change in the conditions or reputation related to that sport may significantly damage TopScore's business viability.

TopScore has a higher price point than competitors in the space, which it justifies as due to its higher level of service and technology. However, the company may leave itself open to risk of being undercut by competitors or new market entrants. Due to the number of other platforms in the space, the sector suffers from high supplier bargaining power.

TopScore has yet to prove its platform's applicability to sports sectors other than UF, Rubgy, Water Polo and Basketball. The company may be unable to scale due to lack of product market fit in other sectors. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for TopScore's platform is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of this unproven market that the Company has experienced in the past will continue in the future.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA has noted that the Company has incurred losses from inception of approximately $226,661 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Ongoing Reporting. The Company was 9 days late on filing the 2017 annual report for its July 2017 offering under Regulation CF. In addition, the Company has not filed a Form D for its Regulation D offering from July 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's success depends on the experience and skill of the Founders, its Directors and key employees. In particular, the Company is dependent on David Vatz and Christian Jennewein, who are the founders of the Company. The Company does not currently have employment agreements with the founders and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any key employees could harm the Company's business, financial condition, cash flow and results of operations.

Two of TopScore's board members have partially redeemed their shares in return for deferred payment notes. One note is for $394,482 and the other note is for $268,176, both with 6% interest compounding annually, payable at a corporate transaction/liquidation event.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Online sports solution for local sports communities and global sports organizations.

Business Plan
TopScore aims to enable people from all over the world to organize and participate in sports.

The Company's Products and/or Services

Product / Service	Description	Current Market
SaaS Sports Solution	Sport-centric registration for event organizers and participants to handle content management, event management, member management, and e-commerce.	U.S. Sports Registration Market

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are sports organizations, typically with 100 or more members. These organizations often run seasonal leagues, sports camps, clinics, club teams, and other activities. Typical users are players or parents of players who are getting signed up to participate in an event being run by such an organization..

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.2% of the proceeds, or $28,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.23% of the proceeds, or $49,375, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Development Staff	20%	35%	20%
Sales Staff	30%	35%	30%
Support Staff	10%	10%	10%
Marketing/Advertising	40%	20%	40%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Christian Jennewein	CEO and co-Founder	- CEO, TopScore, Dec. 2016 - present - leading the Company's actions and choices as well as ensuring continuous and strong revenue growth; contributing to and maintaining a culture of talent, effort and success, as well as, architecturing, designing and creating solutions to the challenges our users face. - Senior Advisor, TopScore, March 2014-Dec. 2016 - data migration from the old (FFindr) to the new (TopScore) system, transitioning community to new product, consulting on strategic decisions.

David Vatz	CFO and co-Founder	● CFO, TopScore, Dec. 2014 - present - running the business side of the company, including all sales, marketing, and finance functions; Managing financial health of company, including budgeting, forecasting, and cash flow analysis; Built sales team and a repeatable, successful sales process where 40% of customer demos lead to sales.
Alex Grintsvayg	Director	● Director, TopScore, Jan. 2011 - present - Provides strategic guidance to company via position on Board of Directors. ● CTO, LBRY, Jan. 2016 - Present - Manages the technical development of blockchain-related company.
Jeremy Kauffman	Director	● Director, TopScore, Jan. 2011 - present - Provides strategic guidance to company via position on Board of Directors. ● CEO, LBRY, Jan. 2016 - Present - Manages technical, sales, marketing, legal, and compliance for blockchain-related company..

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,324,525	Yes	This security will be diluted by this offering	69%	N/A
Common Stock - Subordinated Stock (Profits Interest)	646,348	Yes	This security will be diluted by this offering	31%	Profits interests were issued at a $285,708 valuation

The Company has the following debt outstanding:

The Company issued convertible promissory notes, of which an amount of $213,326 is currently outstanding. The notes have an annual interest rate of 5%, and are convertible into preferred equity upon a qualified financing event ($1mm financing), with a 15% discount, subject to a $3,500,000 valuation cap, when converted to equity. In event of a "corporate transaction", the notes will be paid out at a minimum of 2x initial principle.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Vatz	Common Stock and Common Stock Profits Interests - 587,979	48%
Christian Jennewein	Common Stock and Common Stock Profits Interests - 300,869	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
TopScore, LLC (fka FlickSwitch, LLC) is a limited liability company organized January 1, 2011 under the laws of Pennsylvania. In January of 2018, the Company redomiciled to the State of Delaware. Their French subsidiary, FlickSwitch Europe SAS was formed in 2016. The Company operates an events management platform for sports organizations. It facilitates events, registrations, and payment processing.

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full- scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $64,702 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Crowd Note*	August 1, 2017	Regulation D, 506(c) and Regulation CF	Convertible Debt	$195,090	Hiring staff, marketing

*Offering was conducted through the online platform provided by SI Securities, LLC, which acted as intermediary.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including

additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2017 and 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $7,501 and $11,101, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Vatz
_____
(Signature)

David Vatz
_____
(Name)

CFO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christian Jennewein
_____
(Signature)

Christian Jennewein
_____
(Name)

CEO_____
_____
(Title)

August 17, 2018
_____
(Date)

/s/David Vatz
_____
(Signature)

David Vatz
_____
(Name)

CFO
_____
(Title)

August 17, 2018
_____
(Date)

/s/Jeremy Kauffman
_____
(Signature)

Jeremy Kauffman
_____
(Name)

Director

(Title)

August 17, 2018

(Date)

/s/Darren Shultz

(Signature)

Darren Shultz

(Name)

Director

(Title)

August 17, 2018

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

TopScore, LLC

(fka FlickSwitch, LLC)
A Delaware Limited Liability Company

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

TABLE OF CONTENTS

As of December 31, 2017 and 2016, and for the years then ended



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management
TopScore, LLC
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of TopScore, LLC (fka FlickSwitch LLC) (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2017 and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, TopScore, LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about TopScore, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 4, 2018



To the Members of
FlickSwitch, LLC
Pittsburgh, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of FlickSwitch, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in unitholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TopScore, LLC

(fka FlickSwitch, LLC)
Consolidated Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

	December 31, 2017		December 31, 2016	
Current Assets				
Cash	$	106,910	$	14,620
Merchant processing receivable		-		39,152
Deposits		440		440
Total Current Assets		107,350		54,212
Total Assets	$	107,350	$	54,212

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2017		December 31, 2016	
Current Liabilities				
Accounts payable and accrued liabilities	$	40,522	$	41,955
Merchant processing payable		35,103		-
Due to member		7,501		11,101
Convertible notes payable, net		16,722		-
Total Current Liabilities		99,848		53,056
Non-Current Liabilities				
Convertible notes payable, net		177,448		15,600
Total Non-Current Liabilities		177,448		15,600
Total Liabilities		277,296		68,656
Commitments & Contingencies		-		-
Members' Equity				
Members' Capital		56,715		35,866
Accumulated deficit		(226,661)		(50,310)
Total Members' Equity		(169,946)		(14,444)
Total Liabilities & Members' Equity	$	107,350	$	54,212

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

TopScore, LLC

(fka FlickSwitch, LLC)
Consolidated Statements of Operations
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Revenue		
Revenues, net	$ 600,544	$ 384,321
Cost of net revenues	(239,689)	(98,613)
Gross Margin	360,855	285,708
Expenses		
General and administrative	139,785	49,243
Compensation and benefits	280,643	220,016
Sales and marketing	56,788	72,535
Research and development	15,226	13,853
Total operating expenses	492,442	355,647
Net loss from operations	(131,587)	(69,939)
Other income (expense)		
Interest income	78	-
Interest expense	(4,548)	(1,452)
Loss on receivable	(40,294)	-
Financing fees	-	-
Total other income (expense)	(44,764)	(1,452)
Net Loss	$ (176,351)	$ (71,391)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

TopScore, LLC
(fka FlickSwitch, LLC)
Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(unaudited)

	Members' Capital		Retained Earnings (Accumulated Deficit)	Total Members' Equity
	Units	Amount		
Balance at December 31, 2015	**964,500**	**$ (14,270)**	**$ 21,081**	**$ 6,811**
Issuance of units	30,000	-	-	-
Equity-based compensation costs	-	50,136	-	50,136
Net loss	-	-	(71,391)	(71,391)
Balance December 31, 2016	**994,500**	**35,866**	**(50,310)**	**(14,444)**
Equity-based compensation costs	30,000	20,849	-	20,849
Net loss	-	-	(176,351)	(176,351)
Balance December 31, 2017	**1,024,500**	**$ 56,715**	**$ (226,661)**	**$ (169,946)**

TopScore, LLC
(fka FlickSwitch, LLC)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Cash flows from operating activities		
Net loss	$ (176,351)	$ (71,391)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Equity-based compensation	20,849	50,136
Amortization expense	2,325	
Change in assets and liabilities		
Change in merchant processing receivables and payables	74,255	(115,154)
Change in deposits	-	(440)
Change in payables and accrued expenses	(1,433)	27,933
Net cash used by operating activities	(80,355)	(108,916)
Net cash used by investing activities	-	-
Cash flows from financing activities		
Repayment of member loan	(3,600)	(5,800)
Proceeds from convertible notes	176,245	15,600
Net cash provided by financing activities	172,645	9,800
Net increase in cash	92,290	(99,116)
Cash at beginning of period	14,620	113,736
Cash at end of period	$ 106,910	$ 14,620
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TopScore, LLC (fka FlickSwitch, LLC) is a limited liability company organized January 1, 2011 under the laws of Pennsylvania. In January of 2018, the Company redomiciled to the State of Delaware. Their French subsidiary, FlickSwitch Europe SAS was formed in 2016. The Company operates an events management platform for sports organizations. It facilitates events, registrations, and payment processing.

Basis of Presentation

The accompanying consolidated financial statements of TopScore, LLC and its wholly owned subsidiary, FlickSwitch Europe SAS (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

TopScore's functional currency is in United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is in Euros, and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,417 and $3,674 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000.

Merchant Processing Receivables and Payables

The Company provides credit card processing functionality on its platform, which results in timing related accruals, which the Company recognizes on a net basis. When the Company forwards payments ahead of funding, the Company recognizes a receivable. If the Company receives funds before remitting payment to the merchant, a payable exists. As of December 31, 2017 and 2016, the Company recognized a $35,103 payable and $39,152 receivable, respectively, related to merchant processing services.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Pennsylvania state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTIES

During 2017 and 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $7,501 and $11,101, respectively.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $226,661 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTE PAYABLE

In June 2016, the Company issued a $15,600 principal convertible note payable to an investor. The convertible note payable bears interest at 5% and matures in June 2021. No principal or interest payments are due prior to maturity.

In January 2017, the Company issued an additional $1,069 to the above mentioned investor. Accrued interest as of December 31, 2017 and 2016 are $1,650 and $408, respectively. Also in 2017, a $8,000 non-interest bearing convertible note was issued. Lastly, a $195,090 convertible note was issued. This had a debt discount of $27,901 and is being amortized over the life of note (5 years). The following is a payment schedule of the long-term debt:

Year	Amount
2018	$ 38,834
2019	38,834
2020	38,834
2021	37,276
2022	23,670
	$177,448

The convertible note payable's principal and then accrued and unpaid interest is optionally convertible into the Company's membership units upon a qualified equity financing of at least $500,000, a sale of the Company, or other significant transaction events (each as further defined in the agreement) at a price per share equal to 70%-95% of the price per share paid by the investors in the triggering financing event. The applicable rates for the conversion calculation are as follows:

- Year 1: 95%
- Year 2: 90%
- Year 3: 85%
- Year 4: 80%
- Year 5: 75%
- Thereafter: 70%

The Company determined that this note contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the conversion discounts. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, will be recognized if an upon consummation of a conversion triggering event, which has not occurred as of December 31, 2017.

NOTE 5 – MEMBERS' EQUITY

The Company has authorized the issuance of 3,000,000 units of two classes of membership units. There are 264,900 Class A units authorized and 2,735,100 Class B Units. Such units carry one equal vote with respect to all member actions and entitle the holder to a pro rata portion of profits & losses. See note 6 for additional discussion.

On an annual basis, the Company determines distributions to each unit holder. Distributions are derived from available funds after profits and losses and after provision for all expenses and liabilities. Outside of this distribution process, no member holds rights to return of capital.

Equity Activity

Upon inception, the Company issued 1,000,000 units to the Company's CEO and CTO, all of which vested prior to 2014. On January 1, 2012, the Company repurchased 250,000 units from the CTO in exchange for a loan to be repaid as the Company is able and with no set terms. The loan remains outstanding as of December 31, 2017 and 2016, as discussed in Note 2.

During 2015, the Company issued 200,000 restricted units to the CFO and 26,000 units to consultants and employees. 2,500 of these units vested in 2015, 48,500 vested in 2016, and the remainder will vest from 2017-2019.

In 2016, the Company issued 30,000 units to employees and consultants. All of these units vest in 2018 and 2019.

In 2017, the Company authorized 30,000 units in exchange for a platform/application. Total equity-based compensation expense related to these issuances was $50,136 in 2016 and $20,849 in 2017.

As of December 31, 2017 and 2016, 1,024,500 and 994,500 units were issued and outstanding, respectively. Of these units, 859,500 and 789,500 had fully vested as of December 31, 2017 and 2016, respectively. The following is a schedule of unit vesting activities to date and vesting schedules for future vesting applicable to membership unit grants not fully vested:

Unvested units, 12/31/2015	223,500
Restricted units issued in 2016	30,000
Units vested during 2016	(48,500)
Unvested units, 12/31/2016	205,000
Restricted units issued in 2017	-
Units vested during 2017	(70,000)
Unvested units, 12/31/2017	135,000
Remaining unvested units will vest as follows:	
2018	97,500
2019	67,500
2020	-
Total unvested shares	165,000

The Company has not approved or established an employee stock plan. All membership unit issuances since inception have occurred outside any such plan. Such issuances may draw the scrutiny of taxation authorities and may result in future liabilities, which are neither quantifiable nor predictable as of the issuance of these financial statements.

SAFE Agreements

From inception through December 31, 2017, the Company granted employees and consultants incentives under SAFE agreements. The SAFE agreements entitled holders to convert the SAFE Agreements into the Company preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is whichever provides for a greater number of shares of preferred stock between: A) the purchase amount divided by the price per share determined by a pre-money valuation of $5,875,000 on the Company's then outstanding capitalization (as further defined in the agreements); B) the purchase amount divided by the price per share determined by the product of the pricing used in the triggering preferred stock financing event and 90% if conversion occurs in months 0-6 after the issuance, 85% if conversion occurs in months 7-24 after issuance, or 80% if conversion occurs in months 25 or greater after issuance.

In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either: A) the cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization.

The SAFE agreements provided holders with various additional protections, including preferences over unitholders in a dissolution event and anti-dilution protections entitling the converted shares from the SAFE agreements to receive additional shares to maintain their set percentage ownership prior to additional share issuances.

Through December 31, 2016, employees and consultants have received incentives in the form of SAFE agreements with such agreements providing face amounts totaling $678,981, of which $387,191 had vested as of December 31, 2016, $228,180 will vest in 2017 and $63,610 will vest in 2018. SAFE-based compensation commitments at present accrue at $16,090 per month, and vest one year from each grant date. Further, the CFO receives a 5% SAFE-based commission on sales from account managers and sales representatives under his oversight. Since no equity financing is foreseeable, no preferred unit class has been established at present, it is not likely a liquidation or dissolution event will occur at present, the Company has not committed to pay such compensation absent a qualified equity financing or other trigger defend in the agreements, and any value to the SAFE agreements is contingent upon such future events which are outside the SAFE holders' control, no liability or expense has been recorded through December 31, 2016 or 2017 as the agreements are of trivial value under the aforementioned circumstances. Subsequent to the year ended December 31, 2017, all SAFE agreements were terminated.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated evens from December 31, 2017 through May 4, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events.

On January 18, 2018, the Company reorganized as a Delaware LLC. As a part of that reorganization, the Company increased the authorized units to 3,000,000 and created three classes of units; Class A, Class B and Class B – Profits

Interests.

There were 264,900 authorized units designated in the Class A, which represent an interest in the Company. Class A unit holders will be entitled to certain distributions and shall represent 8.83% of the Company at all times and will not be subject to any dilution upon the issuance of new units without the unanimous consent of the Class A Unit Holders.

There were 2,735,100 authorized units designated in the Class B, which represent an interest in the Company. Class B unit holders will be entitled to certain distributions. If any Class B units are issued as profits interests, it is intended that each such unit is to be treated as a "profits interest" for U.S. federal income tax purposes in that, at the time of issuance of the Class B units, such units have no value. Class B – Profits Interest shall be admitted to the Class B unit holders upon the execution of an originally countersigned counterpart of such profits interest member instrument and upon the satisfaction of any conditions set forth therein.

Subsequent to year end, there were an additional 646,348 Class B – Profits Interest units issued to two related parties for services performed. Additionally, there were 873,173 options issued under a 2018 equity incentive plan. The options vest over periods of one to four years and have an exercise price of $.01 per unit.

EXHIBIT C
PDF of SI Website


TopScore
Sports solutions
that let players play
and organizers organize
Target Market & Opportunity
$19.85 billion
spent in the United States
on sports fees annually
50 million
youth and adult
participants in sports
in the United States

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Online sports solution for local sports communities and global sports organizations.

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$1,000	**$5,000,000**	**Preferred Equity**
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

TopScore is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by TopScore without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $600K of net revenue in 2017
- Processed over $52mm in gross transaction volume since inception
- 600K users across several activity communities; 950+ sites and organizations have used TopScore in the past 12 months.
- Technology built by experienced team, led by former Head of Engineering at European unicorn BlaBlaCar
- Organization users include major National Governing bodies: USA Rugby, USA Ultimate, USA Team Handball

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

TopScore aims to enable people from all over the world to organize and participate in sports.

When the first Olympic Games were held in Olympia in 776 BC with only one single event - a 200-yard footrace - it's unlikely that the Greeks knew how organized sports would grow into such a pervasive aspect of modern culture. Sports organizations today have progressed a long way from the athletic competitions of antiquity, but unfortunately, many organizations are still stuck with archaic processes for managing members, accepting payments, and running their events.

Sports organizations today need modern softwares that make it simple to run their organizations. They need solutions that allow them to have a beautiful website without any technical knowledge. They need solutions that allow their users to register for events, view their schedules, and manage their memberships all from their smartphone, computer, or tablet. They need solutions that allow them to do all of this without them having to spend their time managing technology - because after all, they're sports administrators, and should spend their time being sports administrators. TopScore provides solutions to all of these problems, and more.

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TopScore is a targeted, activity- and sport-centric registration, organization, and member management SaaS platform for organizers, administrators, and participants around the world. TopScore's platform connects the many disparate interests in the sports world - national governing bodies, local organizations, apparel companies/sponsors, and users - with a unified platform that serves all of their interests. Having achieved validation of our product with hundreds of organizations, ranging from US Olympic Committee recognized national governing bodies to youth basketball leagues to power their homepage, over 600,000 users, over $790k* of revenue in the last 12 months, and over $52mm of event registration and membership transactions processed, we are looking to raise funds to scale the business quickly in this lucrative market.

*The revenue number has not been reviewed by an independent CPA.

Testimonials

"We were looking to evolve from almost 30 years of operating in a "paper environment" to one where we could manage everything (web content, registrations, payments, setting up teams, receiving sponsors monies, advertising, etc.) on-line and all with a significant reduction in our reliance on old legacy processes. Three years ago we came across the fine folks at Basketball Central and we couldn't be happier. They have been great partners and have taken our thoughts and suggestions to make our youth basketball delivery platform one we use with ease. Thanks for the partnership!"

-Eric Anderson, President, Katy Youth Basketball

"Our experience using TopScore has been extremely positive. Since making the transition to TopScore about 2 years ago, we have been consistently impressed by the intuitive functionality, sport-specific features, content management, wide range of integrations, tools and enhancements based on clients' needs, and the personalized, responsive customer service. We previously used a website platform that was clunky, outdated, and lacking in customer service. We had been nervous about changing platforms, but the TopScore team made the transition easy, and we're so glad we made the switch!"

-Mike McGuirk, Executive Director, Bay Area Disc Association

Product & Service

TopScore aims to be the Squarespace for sports leagues - it's a custom website builder with built-in event management tools. These tools allow organizers to do things like build event registrations, accept payments, communicate with participants, and manage membership databases.

TopScore is unique in that we operate sport-specific networks for different sports that allows us to customize the user experience based on the sport that a user is involved with. These services currently include: Ultimate Central, Basketball Central, Rugby Central, and Water Polo Central. This strategy allows us to provide a better experience for our users, while generating lock-in and network effects for our customers, and creates pricing power over our competitors.

This approach is particularly useful in sports such as Basketball, where one participant might play in multiple leagues and in tournaments throughout the country. With TopScore, they only need one account, and can use it across any organization that utilizes our Basketball Central product. It will also intelligently track their playing history, information, receipts, and other relevant data to make the process of registering quick and easy.

TopScore functionality includes:

- Website Content Management System - easy to use point-and-click interface for sports organizers;
- Online Registration - Allow registration for events, set price points, divisions, and more;
- League Management - Provide game schedules, score reporting, and stats;
- E-commerce - Accept online payments, view transaction history, pull accounting reports

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Team Story

The TopScore team started as athletes and organizers of ultimate frisbee events. When a local organization needed a new website and hired us to build it we thought "what if we could solve the same problems for every organization, not just this one?". From that, a company was born.

As organizers, we have experienced the pain of using outdated systems and relying on paper forms and paper checks to run events. Because of this, we have unique insight into our customers' problems and are able to give them solutions that we would want to use ourselves.

As athletes, we have all registered for many events through our lives, and we know how bad this can sometimes be. As such, we have built solutions that delight athletes with a simple user experience so that they can get registered quickly and focus on the game.

TopScore has grown from our roots in ultimate frisbee to now being a significant presence in Basketball, Water Polo, and Rugby as well, with more to come.

Today, TopScore is a team of 10 talented and driven people with a passion for sports and activities. All team members are past or active organizers and active participants, who deal with the challenges these organizations face first-hand.

Founders and Officers

David Vatz
FOUNDER & CFO

David Vatz is TopScore's CFO. He joined the company in December 2014. David heads up all aspects of sales and finance for the company. Prior to joining TopScore, David was a Vice President at BNY Mellon in charge of Multicurrency Payments and Foreign Exchange products with over $50mm per year of revenue. David holds a B.S. degree in Marketing from the University of Pittsburgh. David is also the captain of the Pittsburgh Thunderbirds, a semi-pro Ultimate Frisbee team in Pittsburgh, PA.

Christian Jennewein
FOUNDER & CEO

Christian Jennewein is TopScore's CEO. Christian Jennewein was previously the Head of Engineering at European unicorn BlaBlaCar in Paris. While at BlaBlaCar, Christian was responsible for scaling the overall engineering team & culture, a growing group of 100 engineers, testers, coaches and managers mainly located in Paris and Warsaw. Previously he worked for Symfony editor SensioLabs, French Google Maps competitor Mappy and as an early employee at Criteo. He has a German diploma in Computer Science, studied in Australia and is currently enrolled in an executive MBA program in Paris. Being also a sports enthusiast, he participated in several World and European championships with the German National ultimate Frisbee team and finished many Triathlons up to the half-Ironman distance.

Q&A with the Founder

Q:
How many full-time and part-time employees do you currently have? How many full-time and part-time employees do you expect to have post-raise?

TopScore: We currently have 10 full-time and 3 part-time employees. Our current plan would be to add approximately 5 new staff within the first year after the raise, although this is somewhat dependent on how much money we raise.

Q: Are any founders no longer with the company? If yes, please explain.

TopScore: Two founders (Jeremy Kauffman and Alex Grintsvayg) both departed from the company - it was started more as a lifestyle business for them, and they moved on to a new project. This was a positive development for the company as a whole, and we've seen our best traction and progress since their departure. Jeremy Kauffman departed in 2016, and Alex Grintsvayg departed in 2017.

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Q: Please detail your IP and patents filed/granted.

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TopScore: We do not have any patents, but we have built a unique global system for accounts, events, and products on our platform. This allows users to have only one account across many different organizations, and allows organizations to share information with other organizations if they choose to do so. This is unique within our industry, as many companies instead silo each organization separately so that users need to maintain many accounts and organizations can't share information.

This technology is particularly useful for the way that National, Regional, and Local organizations interact in amateur sports. National organizations using our platform are able to sell their memberships and products on the websites of Regional and Local organizations, and funds are automatically split so that each organization gets paid the correct amount. One good example of this is USA Ultimate - the national governing body for Ultimate Frisbee in the USA. They offer their memberships for sale on our platform, and participants in local leagues can buy their memberships and validate their membership status without ever leaving the local league page. This allows USA Ultimate to provide a better experience for their members.

Q: Please detail your competitive advantages. Who do you view as your closest competitors and what key factors differentiate yourselves?

TopScore: Most of our competitors offer sport-agnostic platforms that work the same regardless of what sport an organization is involved with. TopScore has created a platform that applies sport-specific customizations while still running on the same global codebase. This creates an experience for our customers that's directly tailored to their sport, while still being easy to manage from a technological perspective.

The manifestation of the sport-specific approach is the sport-specific brands that we offer to clients. We have built separate brands for each sport - Ultimate Central for ultimate frisbee, Basketball Central for basketball, Water Polo Central for water polo, and Rugby Central for rugby. With each of these products, our goal is to build significant market share in the sport in order to increase lock-in for our customers and give us pricing power over our competitors. We have seen this play out in ultimate frisbee, where we're the dominant player in the US (60% market share by revenue based on our estimates) and we're in the early phases of building the same dominance in basketball, water polo, and rugby.

Our closest competitors are companies like SportsEngine, SI Play, and Dick's Team Sports HQ. All of these companies offer services similar to ours, although we routinely beat them out for deals that we're both bidding for because we offer a superior product and have created sport-specific brands that appeal to organizations.

Q: Please detail your barriers to entry.

TopScore: There are a number of deep-pocketed companies in the space, including companies backed by major media and sports companies. Many of these companies are able to offer their products at a lower price than us, but we're able to compete with them by offering a better product and better service.

Q: Please detail your strategic partnerships and their nature.

TopScore: USA Ultimate, the national governing body of Ultimate Frisbee in the US, uses our platform to offer their memberships across all local leagues throughout the country. This allows local league players to buy memberships without leaving their local league site.

USA Rugby, the national governing body for Rugby in the US, uses our platform for all of their event sanctioning needs. Organizers use our platform to enter info about their event and pay sanctioning fees, and USA Rugby uses it to display a full listing of their sanctioned events.

The HUB, a basketball tournament listing service, currently has nearly 1,000 tournament listings. They utilize TopScore to provide the technology infrastructure, registration services, payment services, and scheduling for these tournaments. This partnership just went live a few days ago, and is going to be the backbone of helping us build the basketball market.

Ultimate Canada, the national governing body of Ultimate Frisbee in Canada, uses us for their membership and events platform. This allows athletes to purchase their annual memberships and participate in national events.

Australia Flying Disc Association, the national governing body for Ultimate Frisbee in Australia, utilizes our software to create a country-wide network of all ultimate organizations throughout.

Other partners: USA Team Handball, European Ultimate Federation, USA Water Polo affiliated clubs, numerous USA Rugby State Rugby Organizations (Illinois, Colorado, Virginia, Massachusetts), USA Spikeball, India Ultimate, Ireland Ultimate, and more.

Q: What do you view as your potential exit opportunities.

TopScore: There has been significant M&A activity in the market, which has a few deep-pocketed companies at the top. We believe that if we're able to continue to grow our revenue, build market share, and create compelling products that we will be an attractive acquisition target for many potential companies, including:

1) Competitors, such as SportsEngine, SI Play, Blue Star Sports, Dick's Sporting Goods - all of these companies have made significant acquisitions over the last few years, and some have reached out to us already about interest in an acquisition (it was too early for us at the time, but there's definitely interest). Because our strategy is to own significant market share in a sport and build pricing power over competitors, when we get a foothold in a sport it would become easier for a competitor to simply buy us than fight us for market share.

2) Companies looking to get into the space - this could include any sports or sports-adjacent company looking to get a foothold in the space. We believe there could be an opportunity to be acquired by media companies with significant investment into sports. SportsEngine was acquired by NBC Sports a few years ago in large part because of NBC Sports' large investment into the Olympics.

3) Companies in the payments space would likely be interested in us because we are building significant payment processing volumes. Since we're providing value-add service on top of payment processing, they would be interested in acquiring us to add to their volumes. There are a number of private equity firms that have aggregated businesses similar to ours for this purpose.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.8648
Pre-money valuation:	US $5,000,000
Option pool:	10.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Regulation CF cap	While TopScore is offering up to US $1,500,000 worth of securities in its Series Seed, only up to US $535,000 of that amount may be raised through Regulation CF.
Closing conditions:	While TopScore has set an overall target minimum of US $250,000 for the round, TopScore must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to TopScore's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

PROFILE MENU

Use of Proceeds



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Product & Service
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If Minimum Amount Is Raised

Support staff
Sales staff
Development staff
Marketing Expenses

If Maximum Amount Is Raised

Support staff
Sales staff
Development staff
Marketing Expenses

Investor Perks

$1,000 - TopScore 175-gram Discraft Ultra-Star (the official Ultimate Frisbee disc), signed by the team

$2,500 - TopScore 175-gram Discraft Ultra-Star signed by the team and TopScore T-Shirt

$5,000 - Give TopScore to the sports league of your choice! Free site design and setup for a sports league. If you don't have a league that you want to give it to, we can also pass it along as a gift to a league with limited finances. You'll also get a TopScore T-Shirt, Hoodie, and 175-gram Discraft Ultra-Star signed by the team

$10,000 - Dinner with the team - join us in either Pittsburgh, PA or San Francisco, CA for dinner and drinks with the TopScore team, plus a TopScore T-Shirt, Hoodie, and 175-gram Discraft Ultra-Star signed by the team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of TopScore's prior rounds by year.



$5250000
$5000000
$4750000
$4500000
$4250000
$4000000
$3750000
$3500000
$3250000
Pre-Seed (Crowd)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $208,000
Closed Date	Aug 1, 2017
Security Type	Crowd Note
Valuation Cap	US $3,500,000

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
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Data Room
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Financial Discussion

Operations

TopScore, LLC (fka FlickSwitch, LLC) is a limited liability company organized January 1, 2011 under the laws of Pennsylvania. In January of 2018, the Company redomiciled to the State of Delaware. Their French subsidiary, FlickSwitch Europe SAS was formed in 2016. The Company operates an events management platform for sports organizations. It facilitates events, registrations, and payment processing.

As of December 31, 2017, the Company has not commenced full-scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $64,702 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape

TopScore currently occupies just a small piece of the overall sports registration market. In the US, there is nearly $20 billion spent annually on sports participation fees and registrations alone. The market is fragmented, with many smaller competitors and a few large companies in the space. There has been significant consolidation in the market over the last few years that TopScore could benefit from by capturing market share and becoming an attractive acquisition target.

Competitors include:

- SportsEngine (owned by NBC Sports)
- Dick's Team Sports HQ (owned by Dick's Sporting Goods)
- Active (previously a public company, now private)

Risks and Disclosures

Risks Related to the Company's Business and Industry

TopScore's business model is subject to seasonality as a result of the sports segments that it serves. Given the different times of year that basketball, ultimate frisbee, and rugby are played, registration rates and user conversion are varied. Cyclical and seasonal fluctuations in the economy, in internet usage, and in sports registrations may have an effect on their business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

TopScore has no significant intellectual property, and there are low barriers to entry in the market. The Company may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

TopScore has seen declining gross margins from 2016 to 2017. Management argues this is down to divergent growth rates between higher margin SaaS revenues and payment processing revenues. The company's projections show that this trend is expected to continue into 2018, further decreasing margin. As the company grows it will also see an increase in server costs. The company will need to address and renegotiate contracts in order to maintain margin as it grows.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The SportTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The company has a limited runway at current burn, and if the round is unsuccessful, limited cash may affect its ability to operate. The Company currently has only $64,702 in cash balances as of July 31, 2018. This equates to 5 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

TopScore's revenue is primarily driven by one sport's segment. A change in the conditions or reputation related to that sport may significantly damage TopScore's business viability.

TopScore has a higher price point than competitors in the space, which it justifies as due to its higher level of service and technology. However, the company may leave itself open to risk of being undercut by competitors or new market entrants. Due to the number of other platforms in the space, the sector suffers from high supplier bargaining power.

TopScore has yet to prove its platform's applicability to sports sectors other than UF, Rubgy, Water Polo and Basketball. The company may be unable to scale due to lack of product market fit in other sectors. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for TopScore's platform is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of this unproven market that the Company has experienced in the past will continue in the future.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA has noted that the Company has incurred losses from inception of approximately $226,661 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Ongoing Reporting. The Company was 9 days late on filing the 2017 annual report for its July 2017 offering under Regulation CF. In addition, the Company has not filed a Form D for its Regulation D offering from July 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's success depends on the experience and skill of the Founders, its Directors and key employees. In particular, the Company is dependent on David Vatz and Christian Jennewein, who are the founders of the Company. The Company does not currently have employment agreements with the founders and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any key employees could harm the Company's business, financial condition, cash flow and results of operations.

Two of TopScore's board members have partially redeemed their shares in return for deferred payment notes. One note is for $394,482 and the other note is for $268,176, both with 6% interest compounding annually, payable at a corporate transaction/liquidation event.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
📁 Pitch Deck and Overview (1 file)	Folder

 

Highlights

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Term Sheet

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NAME	TYPE
Product or Service (7 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in TopScore

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by TopScore. Once TopScore accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to TopScore in exchange for your securities. At that point, you will be a proud owner in TopScore.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, TopScore has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

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❓ FAQs

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What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

Other General Questions

What is this page about?

This is TopScore's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the TopScore's Form C. The Form C includes important details about TopScore's fundraise that you should review before investing.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now TopScore does not plan to list these securities on a national exchange or another secondary market. At some point TopScore may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when TopScore either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



Sports solutions
that let players play
and organizers organize

This presentation contains offering materials prepared solely by TopScore, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

TopScore

Problem

Many sports organizations still rely on paper forms, paper checks, and frustrating, unintuitive websites to get people registered for events.

As a result, they waste time and money running their organizations, and create frustrating experiences for their members.



TopScore is the solution

TopScore is a SaaS platform for sports organizations to manage web content, events, its community and sell products.



2018 World U24 Ultimate Championships
Scores
Pool Play
Ultimate for All Team Creation Kickoff
Registration Open for 2018 Summer Camps!
Spring League
THE HUB
Connecting Youth Basketball Coaches, Players, and Fans
The Most Dependable Source for Youth Basketball Info
FIND AN EVENT
LIST YOUR EVENT

Key Product Features

Easy-to-Create Websites



Customizable Online Registration



Live Scores & Player Statistics



Accounting and Ecommerce



Communication Management



Team Roster Management



TopScore

Revenue Model

3%

service fee on all transactions

10%

commission on all apparel partner sales

~3%

credit card processing fee



Traction

600K+
users across several activity communities

950+
sites and organizations have used TopScore in the last 12 months

$52M+
in payments collected across all clients and networks

Traction



Jul-16: $304,255
Jul-17: $503,996
Jul-18: $791,376

$791k
Total TTM Revenue*
service + processing fees

$17mm
Gross processed
payments collected for our clients

The bar chart above represents TTM revenue, which have not been reviewed by an independent CPA. Past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Notable Organization Users













Team

8 Full-time staff, 3 part-time staff. Key team members include:



Christian Jennewein
CEO

Former Head of Engineering at French unicorn BlaBlaCar



David Vatz
CFO

5 years at BNY Mellon in VP Product Management roles

TopScore

Competitive Landscape

Sport Specific

TopScore builds custom experiences by sport



vs

Sport Agnostic

Our competition builds one experience regardless of sport

DICK'S TEAM SPORTS HQ

LEAGUEAPPS

Sports Illustrated Play

sportsengine

Our Differentiated Approach

Customer lock-in, pricing power, better customer experience, network effects



Market Landscape

$19.85 billion

spent in the US on sports fees annually

50 million

youth and adult participants in sports in the US

$76.1 billion

of revenue in the global sports market annually

These statements represent management's opinions based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Use of Funds

Sales Strategy

- Social media marketing
- Increase trade show presence
- Increase size of sales team – demos lead to sales
- Invest in the product: New player-focused app, big-data insights into player data, enhanced scheduler functions
- Build pipeline:

Pipeline Stage	Conversion Rate[1]	Win Probability[2]
Initial Meeting	n/a	27%
Demo	70%	38%
Negotiation	69%	55%
Committed	64%	87%

[1]Percentage of companies that moved forward from the previous stage.
[2]Percentage of companies ended up using TopScore from that stage.
Past performance is not an indication of future results. These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

TopScore